MAIL STOP 3561

September 28, 2006

David A. Rapaport, Esq.
General Counsel
Middle Kingdom Alliance Corp.
333 Sandy Springs Circle, Suite 223
Atlanta, Georgia 30328

Re: **Middle Kingdom Alliance Corp.**
        Amendments 3 and 4 to Registration Statement on Form S-1
        File No. 333-133475
        Filed on August 25 and September 8, 2006

Dear Mr. Rapaport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the reference in the fee calculation table to the registration of certain redeemable warrants being issued to "Advisory Council members." However, we are unable to locate any disclosure concerning the advisory council, its membership, or the original issuance of the warrants to such council members or the basis upon which such warrants are now being registered for resale. Please revise the disclosure in an appropriate place to address these matters.

2. When disclosing the purchase of the private placement securities, and elsewhere as appropriate, include disclosure confirming that all of the funds utilized to acquire such securities from the company are funds of the insiders and affiliates purchasing in such private placements and are not borrowed funds. We may have further comment.

3. The disclosure provided in various places in the prospectus would appear to indicate that the company is able to make prompt distributions from the trust account in the event of a liquidation and dissolution without considering the obligations of not only the DGCL, but also applicable state and federal debtor/creditor and bankruptcy laws. This is not our understanding of the issues. Please revise your disclosure throughout the prospectus to address the company's compliance with the terms and provisions of the DGCL, applicable state and federal debtor/creditor laws, and federal bankruptcy laws in the event of a liquidation and dissolution of the company.

4. We note your disclosure throughout the prospectus to the effect that you do not believe that the liabilities, expenses, costs, debts and obligations to the creditors of the company in the event of a liquidation will exceed amounts available outside of the trust account; and further, that the company shall obtain waivers of fees to further ensure payment of such amounts However, it appears that the company cannot predict with certainty: (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of the company to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Therefore, please revise the disclosure throughout the prospectus to disclose the requirements of the DGCL and reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.

5   The twenty-fourth risk factor on page 18 states that the company has a proposed commitment for a $250,000 line of credit with Wachovia Bank that would be used to finance operations after the offering. We are unable to locate Exhibit 10.6, the Line of Credit Term Sheet, which was to have been filed with the third amendment. Please provide it, or, if the agreement has been formalized, provide it for our review and include it as an exhibit to the registration statement.

6. It appears that the company would not draw on the line of credit until the company had received interest on funds in the trust in an aggregate amount totalling $900,000. Please explain why, once this amount is reached, the company is required to provide the Trustee with an authorization letter from

Wachovia Bank prior to the Trustee's making any further distribution to the Company. See Exhibit 10.2, Investment Management Trust Agreement, Section 2(b) at page 2.

7. Please explain when during 2006 the company expects to reach the $900,000 interest distribution referenced above and describe the limitations upon uses to which bank borrowing(s) could be put. "Working capital" would appear, for example, to exclude the payment of any actual/imminent expenses of dissolution and liquidation or any amounts due to/reserved for payment to creditors. See Exhibit 10.2, Investment Management Trust Agreement, Section 2(c) (such expenses are to be paid from interest on funds in the trust). Also discuss whether the company contemplates that the combined company will either repay or refinance the indebtedness at maturity. Finally, if the company intends to repay the indebtedness itself, please discuss the funding of repayment.

8. Please state whether Wachovia Bank has agreed that it will not make any claims or proceed against the Trust Account, including by way of set-off, and will not be entitled to any funds in the Trust Account under any circumstance.

Prospectus Cover Page

9. The prospectus states that the units sold in the February 2006 private placement were identical to the Series A Units in this offering. It appears, however, that the Class A warrants sold in the private placement may have been redeemable. Please clarify. If there are two types of Class A warrants, revise the prospectus elsewhere, as appropriate, to distinguish between them.

Selected Financial Data, page 8

10. Please revise your as adjusted working capital amount to exclude the $508,800 liability.

Risk Factors, page 10

11. Risk factors seventeen on page 15 and twenty on page 16 are redundant, to the extent that they contain the same discussion. Please eliminate the redundancy and retain the most appropriate caption of the two, which address different material risks.

12. Please revise the last sentence of the tenth risk factor on page 13 to state that "any liability of our stockholders will extend" – rather than "may extend" – beyond the third anniversary of dissolution, if true.

13. Please place in a separate risk factor the last sentence in the thirty-seventh risk factor on page 22, which distinguishes between the ability of public stockholders and that of the initial security holders to exercise warrants in the absence of an effective registration statement with a current prospectus relating to the underlying common stock. Because both initial stockholders and investors can buy either Class B or Class A units in the offering, or any combination thereof, please distinguish between the types of warrants.

Dilution, page 26

14. We noted that your computation of the numerator in the calculating the net tangible book value (page 42) does not include the impact of the deferred underwriting discount (i.e. $508,800). It is not clear how this is appropriate considering that this is a cost of the IPO. Please revise your computation to include such costs.

Distribution of trust fund to stockholders if no business combination, page 37

14. We note that the certificate of incorporation provides that, if a business combination does not occur within either an 18-month or a 24-month extension period after the consummation of the IPO, all outstanding shares of Class B common stock will be automatically cancelled and will revert to the status of authorized but unissued Class B common stock; the funds in the trust fund will be distributed; and thereafter, the officers of the corporation "shall take all action necessary to dissolve and liquidate the [c]orporation as soon as reasonably practicable." Article IV, C., 3. of the Amended and Restated Certificate of Incorporation, pages 3-4. These provisions appear to be potentially inconsistent with the obligations of a liquidating corporation under the DGCL, including in particular the obligations to provide for the payment or provision for payment of debts, liabilities, expenses, costs and creditors of the company prior to making any distributions to its shareholders. Please revise the disclosure where appropriate or advise.

Financial Statements

General

16. We note from your response to comment 29 that you have considered the guidance in EITF 00-19 in your accounting for your warrants. However, we do not see how you have applied EITF 00-19 to your underwriter purchase option (UPO). Therefore we reissue the comment as it applies to the UPO. Please add disclosure in the registration statement and financial statements describing your proposed accounting for the UPO upon issuance, including the potential impact

> for volatility in your income statement given the requirement to mark the UPO to fair value each period. Please revise or advise.

17. Considering the above, we note that the damages provision of section 5(c) in exhibit 4.7, Representatives' Unit Purchase Option, appears to be inconsistent with section 2(d), (i.e., in no event will the company be required to net cash settle the exercise of the UPO or warrants underlying the UPO). Based on Section 5(c), there appears to be a net cash settlement alternative leading to liability classification. Please advise or revise.

Exhibits

General

18. Please file the remaining exhibits with the next amendment.

* * * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

                          Sincerely,

                          John Reynolds
                          Assistant Director

cc: Ralph V. DeMartino, Esq.
         Fax: (212) 912-4830